Mail Stop 6010

April 20, 2007

VIA U.S. MAIL

Via Facsimile and U.S. Mail

Mr. Ronald S. Stowell
Chief Financial Officer
LSI Industries, Inc.
10000 Alliance Road
Cincinatti, Ohio 45242

> **Re: LSI Industries, Inc.**
> **Form 10-K for the year ended June 30, 2006**
> **File No. 000-13375**

Dear Mr. Stowell:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant